SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of June

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F     X        Form 40-F
                            -----------             -----------
        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                       Securities Exchange Act of 1934.)


                        Yes               No     X
                           -----------      -----------

       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


The English language press release of Van der Moolen Holding N.V. dated June 21, 2007 reports an increase of its interest in Van der Moolen Specialists USA LLC.

Van der Moolen Announces an Increase of Its Interest in Van der Moolen
                         Specialists USA LLC


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--June 21, 2007--Van der Moolen Holding N.V. ("VDM") (NYSE:VDM) (Amsterdam:VDMN) announced today that it has entered into an option agreement with the minority partners of VDM Specialists ("VDMS") to acquire the 15.6% minority interest in VDMS. For the next 2 years, Van der Moolen has the right to purchase the 15.6% interest of the minority partners for an amount of $8.3 million. In addition, the option agreement gives the New York partners the right to sell their 15.6% minority interest in VDMS to Van der Moolen at June 30, 2009 for an amount of $8.3 million.

    The option agreement follows on the increase of the interest of Van der Moolen in VDMS from 75% to 84.4% as a result of the reallocation of the interest between minority partners and Van der Moolen during the second quarter of 2007. No amount were paid related to this increase.

    As a result of the option agreement, 100% of the results of VDMS are included in the Van der Moolen results as of April 1, 2007.

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F 2005. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Tel. +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VAN DER MOOLEN HOLDING N.V.

         Date: June 21, 2007          By: /s/ Richard E. den Drijver

                                         ---------------------------

                                      name: Richard E. den Drijver
                                      title: Chairman of the Executive
                                      Board


                                      By: /s/ Casper F. Rondeltap

                                         ----------------------------

                                      name : Casper F. Rondeltap
                                      title: Member of the Executive
                                      Board

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